Via Facsimile and U.S. Mail
Mail Stop 6010


							September 2, 2005


Randal W. Scott
Chief Executive Officer
Genomic Health, Inc.
301 Penobscot Drive
Redwood City, CA 94063

Re:	Genomic Health, Inc.
	Amendment #1 to Registration Statement on Form S-1
	Filed August 22, 2005
      File Number 333-126626

Dear Mr. Scott:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.





Our Business, pages 1-2
1. We note your response to our previous comment #8. Please quantify the degree of correlation found between the Recurrence Score and the likelihood of cancer reoccurrence in the study conducted with the NSABP and the breast cancer survival rate after 10 years in the study conducted with Kaiser Permanente. Also briefly explain the correlation coefficient to put in perspective how the values obtained place them in the range of no correlation to perfect correlation.

Risk Factors, pages 7-21
2. The headings for the first & second risk factors on page 15 do not distinguish sufficiently between the subject of the two risks factors. Please revise the risk factor headings to accurately describe the separate risk factor disclosure in each of these risk factors.
3. Please disclose the number of shares of common stock issuable upon conversion of preferred stock that could be registered for resale six months after the offering in the last risk factor on page 20.

Management`s Discussion and Analysis of Financial Condition and
Results of..., page 29

Financial Operations Overview, page 30

Research and Development Expenses, page 30
4. Please disclose the research and development costs incurred during each period presented and to date that indicates how your resources are being used on the projects (i.e. by technology development, clinical studies, salaries and benefits, overhead and facility cost, contract services, and other).

Incyte Agreements, pages 66-67
5. Please disclose separately the amounts already paid and the amount of potential additional payments under;

* the Life Sec agreement for access fees paid in 2002 and 2003 and the one time milestone fee, and
* the patent license agreement for the one time non-refundable license fees payable upon the licensing of each patent.


Consolidated Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-7

Note 1. The Company and Summary of Significant Accounting Policies
-
Revenue..., page F-10
6. Please refer to your revised disclosure in the last paragraph in response to comment 45 of our August 11, 2005 letter. We reiterate our comment in part to clarify in what circumstance revenue is recognized as costs are incurred versus as milestones are achieved.
Further, in the case of "as cost are incurred," clarify why that is an appropriate revenue recognition method in your circumstances. Also, in the case of "as milestones are achieved," clarify whether the amount recognized represents payment for substantive work that you performed.

Note 7 Stock Option Plan, F-18
7. Please tell us why the grant of 357,000 options during 2005 with a weighted average exercise price of $1 resulted in only $435,000 of additional deferred compensation during the six months ended June 30,
2005 given the deemed fair values provided in your August 3, 2005 submission to the staff.

*	*	*

	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.


You may contact Keira Ino at (202) 551-3659 or Jim Rosenberg at
(202)
551-3679 if you have questions regarding comments on the financial statements and related matters. Please contact Albert Lee at
(202)
551-3654 or me at (202) 551-3715 with any other questions.

								Sincerely,



								Jeffrey Riedler
								Assistant Director

cc:	Justin D. Hovey
	Pillsbury Winthrop Shaw Pittman LLP
	P.O. Box 7880
	San Francisco, CA 94120



??

??

??

??

Randal W. Scott
Genomic Health, Inc.
Page 2